SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 4)*
Proxim Wireless Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
744285107
(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 25, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 8 pages
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	744285107	13D/A	Page	2	of	8

1	NAMES OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		4,284,402

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		519,538

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,284,402

WITH	10	SHARED DISPOSITIVE POWER

		519,538

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,803,940 * The shares reported herein consist of (i) 3,553,940 shares of common stock and (ii) warrants to purchase 1,250,000 shares of common stock at an exercise price of $0.53 per share.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.4%

14	TYPE OF REPORTING PERSON*

	IN-IA-OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A
INTRODUCTION
     This constitutes Amendment No. 4 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Mr. Miller”), dated April 20, 2007, as amended (the “Statement”), relating to the common stock, par value $0.01 per share (the “Shares”) of Proxim Wireless Corporation (f/k/a Terabeam, Inc.) (the “Company”). The Company has its principal executive offices at 1561 Buckeye Drive, Milpitas, California, 95035. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Considerations
Item 3 of the Statement is hereby amended and restated as follows:
     Mr. Miller is an investment advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller was named as the advisor to PNC Bank, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the trustee named in the Trust Agreement. All of the Shares Mr. Miller is deemed to beneficially own as the advisor to the trustee of Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate amount of funds used for the purchase of the Shares in Trust A-4 was $1,032,079.18.
     Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P. (“Milfam”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam were purchased with money contributed to Milfam by its partners, or money generated and held by Milfam. The aggregate purchase price for the Shares in Milfam was $3,435,152.23. Such aggregate purchase price does not include the consideration that was paid by Milfam in connection with the transaction that occurred on July 25, 2008 (more specifically described below) whereby Milfam paid the Company $1,500,000.00 in consideration for (i) a promissory note in the original principal amount of $1,500,000.00 and (ii) a warrant entitling Milfam to purchase 625,000 Shares.
     All of the Shares purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was $1,835,972.02. Such aggregate purchase price does not include the consideration that was paid by Mr. Miller in connection with the transaction that occurred on July 25, 2008 (more specifically described below) whereby Mr. Miller paid the Company $1,500,000.00 in consideration for (i) a promissory note in the original principal amount of $1,500,000.00 and (ii) a warrant entitling Mr. Miller to purchase 625,000 Shares.
Item 4. Purpose of the Transaction
Item 4 of the Statement is hereby amended and restated as follows:

     The purpose of the original Schedule 13D (the “Original 13D”) filed on April 20, 2007 was to report that Mr. Miller had recommended to the Board of Directors of the Company that Mr. Alan B. Howe be nominated to the Board of Directors. The Company reported this fact in its Schedule 14A filed with the SEC on April 13, 2007 and also reported that Mr. Howe had been nominated for election as a new director of the Company. As further reported by the Company in its Form 8-K filed with the SEC on May 29, 2007, Mr. Howe was elected to the Board of Directors of the Company at the Company’s annual stockholder meeting held on May 23, 2007.
     The purpose of Amendment No. 1 (the “First Amendment”) to the Original 13D filed on July 27, 2007 was to report that on July 19, 2007 the Company entered into a Purchase Agreement (the “Amendment 1 Purchase Agreement”) with Mr. Miller and Milfam and other accredited and institutional investors pursuant to which the Company agreed to sell to Mr. Miller, Milfam and other investors an aggregate amount of 4,300,000 Shares at a price of $1.75 per share and warrants entitling such purchasers to purchase an aggregate of 2,150,000 Shares (subject to adjustment) at an exercise price of $2.45 per share (subject to adjustment) (the “Amendment 1 Warrants”). The Amendment 1 Warrants were able to be exercised beginning on January 23, 2008 and ending on July 23, 2012. A copy of the Amendment 1 Purchase Agreement was attached as Exhibit 10.1 to the Form 8-K filed by the Company on July 24, 2007 and is hereby incorporated by reference to such exhibit. A copy of the form of Amendment 1 Warrant was attached as Exhibit 10.3 to the Form 8-K filed by the Company on July 24, 2007 and is hereby incorporated by reference to such exhibit. Pursuant to the Amendment 1 Purchase Agreement, Mr. Miller and Milfam each acquired 925,000 Shares and a warrant entitling Mr. Miller to acquire 462,500 Shares. The closing of the purchase of the Shares and the Amendment 1 Warrants (the “Amendment 1 Private Placement”) occurred on July 23, 2007.
     The purpose of Amendment 2 (the “Second Amendment”) to the Original Schedule 13D filed on November 14, 2007 was to report that Mr. Miller recommended to the Board of Directors of the Company that Mr. J. Michael Gullard be elected to the Board of Directors of the Company, as reported by the Company in its Form 8-K filed with the SEC on November 6, 2007. As further reported by the Company in its Form 8-K filed with the SEC on November 6, 2007, Mr. Gullard was elected to the Board of Directors of the Company on November 5, 2007.
     The purpose of Amendment 3 (the “Third Amendment”) to the Original Schedule 13D filed on December 3, 2007 was to report that since the filing of the Second Amendment, a material change occurred to Mr. Miller’s beneficial ownership percentage of the Shares of the Company. Since the filing of the Second Amendment, Mr. Miller’s beneficial ownership increased by 5.6%. That increase resulted in part because of the inclusion to Mr. Miller’s beneficial ownership of warrants entitling Mr. Miller to acquire 925,000 Shares. Such warrants were deemed to be beneficially owned by Mr. Miller within sixty days of the date of which such warrants may be first exercised (such date being January 23, 2008).
     The purpose of this Amendment 4 to the Original Schedule 13D is to report that, as more specifically described in that certain Form 8-K filed by the Company on July 29, 2008, on July 25, 2008, the Company, Mr. Miller and Milfam entered into a Securities Purchase Agreement (the “Securities Agreement”). A copy of the Securities Agreement is attached hereto as Exhibit 99.1 and is hereby incorporated by reference. Pursuant to the Securities Agreement, Milfam and Mr. Miller each received the following: (i) an unsecured promissory note issued by the Company in the original principal amount of $1,500,000.00 and (ii) a warrant entitling such purchaser to purchase an aggregate amount of 625,000 Shares, at an exercise price of $0.53 per share. Copies of the form of promissory note and warrant are attached hereto as Exhibit 99.2 and 99.3 respectively, and are hereby incorporated by reference. Each promissory note issued by the Company accrues interest at an initial rate of 16% per annum. Interest payments are due and payable monthly in arrears on the last day of each calendar month beginning on July 31, 2008. In lieu of paying accrued interest in cash on each interest payment date, the Company, in its sole discretion, may elect to pay interest in kind at the rate of 19% per annum, compounding monthly, in which case the accrued interest will be added to the outstanding principal amount of such note and interest will accrue on the aggregate principal amount thereafter. In consideration of the issuance of the promissory notes and warrants, Mr. Miller and Milfam each paid $1,500,000.00 to the Company. Additionally, in mutual agreement with the Company, Mr. Miller and Milfam each cancelled the warrant entitling such holder to purchase 462,500 Shares that each holder obtained pursuant to the Amendment 1 Private Placement.
     As previously disclosed, Mr. Miller originally recommended at different times that each of Mr. Alan B. Howe and Mr. J. Michael Gullard become a director of the Company. Each of these individuals was subsequently elected as a director at an annual meeting of stockholders of the Company. Given the relationship with Mr. Miller, the Board of Directors of the Company delegated the negotiation of the transactions relating to the Securities Agreement with Mr. Miller and Milfam to a Transaction Committee of the Board of Directors. The Transaction Committee consisted of Mr. Robert A. Wiedemer and Mr. John W. Gerdelman, the two independent directors of the Company who were not originally recommended by Mr. Miller. After negotiation, the Transaction Committee approved the transactions relating to the Securities Agreement with Mr. Miller and recommended approval by the full Board of Directors. The full Board of Directors accepted the Transaction Committee’s recommendation and approved the recommended transactions without modification.
     Other than as set forth herein, Mr. Miller has been acquiring securities in the Company in the ordinary course of his business as an investor and Mr. Miller does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or (c) taking actions regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.
Item 5. Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and restated as follows:
     (a) Mr. Miller may be deemed to beneficially own 4,803,940 Shares, representing 19.4% of the 24,769,069 outstanding Shares. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the number of outstanding Shares represents the sum of: (i) 23,519,069 outstanding Shares (as reported on the Company’s Form 10-Q filed on May 15, 2008) and (ii) 1,250,000 Shares for which the warrants received on July 25, 2008 may be exercised. As of the date hereof, 519,538 of such beneficially owned Shares are owned of record by Trust A-4, 2,469,439 of such beneficially owned Shares are owned of record by Milfam (including a warrant to purchase 625,000 Shares) and

814,963 of such beneficially owned Shares are owned of record by Mr. Miller directly (including a warrant to purchase 625,000 Shares).
     (b) Mr. Miller may be deemed to have shared voting and dispositive power for all such Shares held of record by Trust A-4. Mr. Miller may be deemed to have sole voting and dispositive power for all such Shares held of record by Milfam and Mr. Miller directly.
     (c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	MILFAM II L.P.
Date of Transaction	Number of Shares Purchased	Price Per Share
July 25, 2008	625,000	*

	LLOYD I. MILLER, III
Date of Transaction	Number of Shares Purchased	Price Per Share
July 25, 2008	625,000	**

	MILFAM II L.P.
Date of Transaction	Number of Shares Sold	Price Per Share
July 25, 2008	462,500	***

	LLOYD I. MILLER, III
Date of Transaction	Number of Shares Sold	Price Per Share
July 25, 2008	462,500	****

*             These shares were beneficially acquired by Milfam pursuant to the Securities Agreement, in which Milfam purchased a $1,500,000 promissory note from the company and a warrant entitling Milfam to purchase 625,000 Shares for a total purchase price of $1,500,000.00.
**           These shares were beneficially acquired by Mr. Miller pursuant to the Securities Agreement, in which Mr. Miller purchased a $1,500,000 promissory note from the company and a warrant entitling Mr. Miller to purchase 625,000 Shares for a total purchase price of $1,500,000.00.
***        Pursuant to the Securities Agreement, a warrant entitling Milfam to purchase 462,500 Shares was cancelled by mutual agreement of Mr. Miller and the company.
****      Pursuant to the Securities Agreement, a warrant entitling Mr. Miller to purchase 462,500 Shares was cancelled by mutual agreement of Mr. Miller and the company.

Page 7 0f 8
     (d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          Securities Agreement: As more specifically described in Item 4, on July 25, 2008, Mr. Miller and Milfam entered into the Securities Agreement, whereby Mr. Miller and Milfam each received (i) a promissory note issued by the Company in the original principal amount of $1,500,000 and (ii) and a warrant entitling such purchaser to purchase 625,000 Shares.
Item 7. Materials to be Filed as Exhibits:
99.1	Securities Purchase Agreement, dated as of July 25, 2008, by and among, Proxim Wireless Corporataion, Lloyd I. Miller, III and Milfam II L.P. (Filed as Exhibit 10.1 to Form 8-K filed by the Company with the SEC on July 29, 2008 and incorporated herein by reference).

99.2	Form of Promissory Note, dated July 25, 2008, issued by the Company to each of Lloyd I. Miller, III and Milfam II L.P. (a substantially similar version of which was issued by the company and filed as Exhibit 10.2 to Form 8-K filed by the Company with the SEC on July 29, 2008 and incorporated herein by reference)

99.3	Form of Warrant issued by the Company to each of Lloyd I. Miller, III and Milfam II L.P. (a substantially similar version of which was issued by the company and filed as Exhibit 10.3 to Form 8-K filed by the Company with the SEC on July 29, 2008 and incorporated herein by reference).

Page 8 0f 8
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: August 4,2008

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III